For period ending   March 31, 2011   Exhibit 77D
File number 811-02319

At the December 2, 2010 Board Meeting, the Board of Directors of the Fund approved permitting the Fund to invest up to 15% of the Fund's net assets in non-investment grade debt, effective on or about January 1, 2011.

..